Exhibit 99.1

TARENA ANNOUNCES FINDINGS OF INDEPENDENT INVESTIGATION; UPDATE ON FINANCIAL STATEMENTS REVIEW AND NASDAQ LISTING

BEIJING, November 1, 2019 /PRNewswire/ -- Tarena International, Inc. (Nasdaq: TEDU) (“Tarena” or the “Company”), today announced the results of the previously announced independent investigation conducted by the independent audit committee of its board of directors (the “Audit Committee”) regarding certain accounting and other matters, and provided an update on its financial statements review and Nasdaq listing.

The Independent Investigation

As previously announced by the Company in its May 17, 2019 press release, the Audit Committee commenced an independent investigation in April 2019 regarding, among other things, certain issues identified during the course of the audit of the Company’s financial statements for the year ended December 31, 2018, including issues related to the Company’s revenue recognition (the “Investigation”). The Audit Committee retained Kirkland & Ellis International LLP (“K&E”) as independent legal counsel to advise the Audit Committee in conducting the Investigation. K&E was assisted by Deloitte & Touche Financial Advisory Services Limited as forensic accounting expert (together, the “Independent Advisors”).

The Investigation is now substantially complete. The Investigation entailed review of documents and data from multiple Company employees, including review of approximately 260,000 emails and other electronic files and communications, 58 interviews of Company employees and relevant third parties, and analysis and testing of the Company’s financial data, books and records. The Company provided substantial cooperation with the Investigation.

Summary of Findings

The following is a summary of the principal findings of the Investigation as of the date hereof. Unless otherwise indicated, the Investigation findings generally cover the fiscal years 2014 through 2018.

•	Revenue Inaccuracies: The Audit Committee’s independent review found that the Company’s reported revenues for fiscal years 2014, 2015, 2016 and 2017 and previously announced unaudited revenues for each quarter of and full year 2018 were not accurate. Factors contributing to the misstatement of revenue included intentional revenue inflation, inaccurate student account, status and loan data recorded in the Company’s customer relationship management (CRM) system, premature recognition of revenue from certain students, and inaccurate accounting treatment of tuition refunds.

•	Expense Inaccuracies and Irregularities: The Audit Committee discovered instances of improper charges against accounts receivable and/or bad debts through payment to third parties, as well as guarantee payments to certain financial institutions or peer-to-peer financial tools for certain overdue student loans. The Audit Committee also identified certain expenses that were not supported by appropriate documentation and indications that funds or other benefits were provided to third parties contrary to Company policy.

•	Conflicts of Interest and Related Party Transactions: The Audit Committee found evidence that the Company engaged in business transactions with organizations owned, invested in or controlled by Company employees or their family members which in some instances were not properly disclosed by the Company.

•	Interference With External Audit Process: It was found that certain employees interfered with the external audit of the Company’s financial statements for certain periods.

The Company is assessing the overall financial impact of these findings on its financial statements. The management team of the Company anticipates that the total amount of revenue misstatement between fiscal years 2014 through 2018 to be less than RMB900 million, representing approximately 11.5% of the total revenue previously reported by the Company for such period. This figure represents the estimate of the management team based on currently available information. The actual amount of revenue misstatement may be higher.

Remedial Measures in Response to Investigation

The Audit Committee has recommended that the Company take a number of remedial measures in response to the Investigation, including enhancement of the Company’s internal policies and controls, enhancement of the Company’s financial reporting function, provision of additional training to Company employees regarding the issues implicated in the Investigation findings, adjustment of the Company’s internal structure and reporting lines where appropriate, disciplinary measures for employees engaged in misconduct, and addition of new resources and personnel where needed. The Company has accepted these recommendations and is in the process of implementing them.

To date, the Company has already taken certain remedial measures to address the issues identified in the Investigation, including (i) adjusting Company internal audit reporting structures to provide enhanced oversight over the Company’s financial reporting function, (ii) suspending payments to third party vendors implicated in the Investigation findings, (iii) providing training to Company employees on issues implicated in the Investigation findings, and (iv) placing certain employees found to have engaged in misconduct on administrative leave pending further deliberation by the board of directors regarding appropriate employee discipline and remedial measures.

Financial Statement Review

In light of the Audit Committee’s findings, management of the Company is evaluating the necessity, nature and scope of any restatements to any of its previously filed financial statements. Due to the ongoing nature of this evaluation, the Company cannot at this time provide an estimate of the timing, extent, or effect of any such restatements and the timing of completing the financial statements for fiscal year 2018.

In addition, management is considering the Company’s prior conclusion of the adequacy of its internal control over financial reporting and disclosure controls and procedures, and related material weaknesses in such controls. The Company intends to amend certain prior disclosures pertaining to its evaluation of such controls and procedures, and material weaknesses, as appropriate in connection with any amended filings, and will consider whether any further remedial measures may be advisable.

Nasdaq Listing

On October 29, 2019, the Company received a letter from the Staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that since it remains delinquent in filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Annual Report”), it has not regained compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic reports with the Securities and Exchange Commission. Previously, Nasdaq granted the Company an extension until October 28, 2019 to file all delinquent periodic reports. As described in the letter, as a result of the continued delinquency, the Company’s American depositary shares are subject to delisting unless the Company timely requests a hearing before a Nasdaq Hearings Panel (“Panel”).

The Company intends to timely request a hearing before the Panel to present its plan for regaining compliance and request continued listing pending its return to compliance. The hearing request will automatically stay the delisting for a period of 15 calendar days from the date of the request, and the hearing will typically occur approximately 30 to 45 days after the date of the hearing request. The Company will provide information to the Panel, which will then make a decision regarding whether to grant the Company an extension to regain compliance.

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Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Any statements that are not historical facts, including any statements about Tarena’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainty surrounding management’s ongoing evaluation of any potential restatements to any of the Company’s previously filed financial statements, the types of errors and adjustments that may be required in any such restatement, the extent of any material weaknesses or significant deficiencies in the Company’s internal and disclosure controls, how promptly and thoroughly the recommendations of the Audit Committee can be implemented, potential legal or regulatory action related to the matters under Investigation, and adverse decisions by the SEC or Nasdaq. In addition, the Company faces other risks and uncertainties that could affect its ability to complete the restatement of its financial statements, to file its periodic reports, and to regain compliance with the Nasdaq listing requirements. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

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